[letterhead of Leonard W. Burningham]



March 27, 2002



Re: Issuance of compensatory shares of common stock of Diversified Resources Group, Inc., a Utah corporation (the "Company"), to five employees or consultants of the Company to be registered on Form S-8 of the Securities and Exchange Commission

Dear Ms. Cook and Messrs. Veal, Davidsmeyer, Wagoner and Wilkins:

          I represent the Company in connection with the foregoing and have been engaged to prepare a Registration Statement on Form S-8 of the Securities and Exchange Commission for the registration of the securities to be issued to you under a Long Term Incentive Plan to be prepared by this office.

          I have prepared a brief Summary of the proposed amendments of the Securities and Exchange Commission to this Form, and have enclosed a copy thereof for your review.

          Please review this Summary and advise me in writing of the types of services you are to render, and please facsimile me a copy of this Summary, with your typed comments (I cannot scan hand written notations for an EDGAR filing), indicating, if applicable, that these prohibitions do not relate to you or the services you are to render. If you provide separate hand written comments, I will be happy to have them typed on this Summary.

          I have been advised that the Company's 10-K Annual Report for the year ended December 31, 2000, and the 10-Q Quarterly Reports for the quarters ended March 31, June 30 and September 30, 2001, and a copy of the Long Term Incentive Plan regarding the shares to be issued pursuant to the S-8 has been provided to you by the Company.

          Thank you very much.

                              Yours very sincerely,

                              /s/Leonard W. Burningham

                              Leonard W. Burningham


LWB
Enclosures
cc:       Diversified Resources Group, Inc.